Global StocksPLUS held its annual meeting of shareholders on July 21, 2010.

Shareholders voted as indicated below:

                                                             Withheld
                                         Affirmative         Authority
Election of James A. Jacobson - Class II
to serve until 2013                      8,725,344           242,730

Re-election of R. Peter Sullivan III -
Class II to serve until 2013             8,721,150           246,924

Election of Alan Rappaport - Class III
to serve until 2011                      8,712,001           256,073

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica, Hans W. Kertess, John C. Maney+ and
William B. Ogden, IV, continued to serve as Trustees of Global
StocksPLUS.

+ Interested Trustee